Exhibit 99.1

Electra Meccanica Announces Consolidation of Shares

VANCOUVER, May 16, 2018 /PRNewswire/ - Electra Meccanica Vehicles Corp. (OTCQB: ECCTD) ("Electra Meccanica" or, the "Company") announces that its common shares (the "Shares") commenced trading on a post 2 for 1 consolidation basis (the "Consolidation") effective at the opening of trading on the OTCQB this morning, Wednesday, May 16, 2018 under the stock symbol "ECCTD", which the "D" will be removed from the symbol in 20 business days.  The new CUSIP number is 284849205 and the new ISIN number is CA2848492054.

The Consolidation was approved by the board of directors of the Company on May 1, 2018. The Company has approximately 24,559,728 Shares issued and outstanding following the Consolidation.  No fractional shares will be issued under the Consolidation and any fraction will be rounded to the nearest whole number.

About Electra Meccanica Vehicles Corp.:

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family is delivering next generation affordable electric vehicles to the masses.

For more information, visit www.electrameccanica.com

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes "forward-looking statements" as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "anticipates", "estimates", "projects", "expects", "contemplates", "intends", "believes", "plans", "may", "will", or their negatives or other comparable words) are not statements of historical fact and should be viewed as "forward-looking statements". Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release.

Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the "SEC") (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company's periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.